                                    FILED BY SUIZA FOODS CORPORATION PURSUANT TO
                                    RULE 425 OF THE SECURITIES ACT OF 1933 AND
                                    DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                    SECURITIES EXCHANGE ACT OF 1934

                                    SUBJECT COMPANY:  DEAN FOODS COMPANY
                                    COMMISSION FILE NO. 1-08262




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Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.


Other Legal Information

Suiza and Dean Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN ITS BECOMES AVAILABLE AND ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION


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CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400), or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2000 annual meeting of Suiza. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.



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The following is a transcript of an analyst conference held by Suiza and Dean
Foods on April 5, 2001:

                                    * * * * *

               MALE VOICE: Good morning. Could you take your seats please? Before we begin I would like to take a moment and read a safe harbor statement.

               Some of the statements that we'll make in this presentation will be forward looking and we make them pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These forward looking statements include statements relating a number of factors described in our press release and on page one of our presentation, which is displayed up here.

               Statements made involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. Other risks affecting Suiza Foods and Dean Foods businesses are identified in their filings with the Securities and Exchange Commission, including their annual reports on form 10K of year ended December 31st, 2000 and May 28th, 2000 respectively.

               All forward looking statements in this presentation speak only as of the date of this presentation. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any changes in the events, conditions, or circumstances in which any such statement is based.

               With that I would like to now introduce Greg Engles, chairman and CEO of Suiza Foods.

               MR. ENGLES: Thank you and good morning. Before we get started this morning I would also like to introduce on the podium with me this morning Howard Dean, the chairman and CEO of Dean Foods, and Barry Fromberg who is the CFO at Suiza Foods. And let me start by saying that at Suiza we are just incredibly proud of the opportunity to join together with Dean Foods.

               When we got started in this business Dean was the model for the industry. We believe they continue to be one of the finest companies in the industry. And we think this combination is a great one. And I am personally just thrilled to have the opportunity to be in business with Howard and with his team at Dean on the closing of this transactions.



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                                                                               3


So, this is a great moment for us at Suiza and something that we are just enormously proud of and excited about.

               This morning I would like to give you an overview of the transaction. Then we'll talk about the new Dean Foods company, and Howard and I will both spend some time describing what we believe are the assets and opportunities in the new Dean Foods company. And Barry will share with you some financial information with respect to the transaction. So, if we can jump right into the transaction overview.

               Let me give you some of the details about the exchange in the merger itself. Consideration for each Dean share is $21 in cash and .429 shares of Suiza common stock. There are no caps or collars associated with the stock portion of the transaction.

               As of last night's close that equates to $40.92 per share for a 26% premium to last night's closing price. In terms of basic ownership of the company going forward the existing Suiza shareholders will own 65% of the company and the Dean Food shareholders will own 35% of the business. The total value of the transaction is approximately 2.5 billion dollars, including 1 billion dollars in assumed debtedness.

               Part of this transaction for a number of reasons both of our own corporate structure and also to address potential regulatory issues in this transaction we are going to require the 33.8% interest in the Suiza Dairy group that Dairy Farmers of America presently owns. We are going to acquire that interest for approximately 165 million dollars in cash. And six plants that operate in overlapping areas for both Dean and Suiza have significant dairy operations.

               This transaction should be tax free to the Dean shareholders with respect to the stock portion of the transaction. Following the closing of the transaction Suiza will maintain its current dividend policy which is not to pay cash dividends.

               The name of the company will be Dean Foods Company. It will be headquartered in Dallas, Texas. Howard will remain the chairman of the combined companies. I'll take the CEO title in the new Dean Foods. And the board of directors will be evenly divided or will be divided upon along the same lines as share ownership in the company with Dean having approximately one-third of the seats or five out of fifteen seats, with Suiza having approximately two-thirds of the seats or ten out of fifteen.

               Let me tell you a little bit about the new Dean Foods Company that will be created by virtue of this merger. First of all, this I believe is a landscape changing transaction in the dairy industry and in the specialty segment, which we participate. We'll come out of this transaction with a roughly 10 billion dollar dairy and speciality foods company with almost 1 billion dollars in annual EDBA. It will be a company that will have national geographic reach in terms of direct toward delivery distribution system, as well as this national distribution system with respect to value added products that go through grocery warehouses.

               We will have an extremely strong portfolio of brands, both on the regional dairy branded side of the equation and also on the national value added product side of the equation. And Howard will talk about those brands on the dairy side in some detail going forward, but let me remind you of some of the value added brands that are going to be part of this company.
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                                                                               4


               International Delight which is the Morningstar flagship brand in excess over 200 million dollar brand this year. We'll have the opportunity ultimately to acquire all of the interest in the Silk Soy Milk brand which last year was 85 million dollar brand growing very rapidly. The Chugs brand of milk products in excess of a 200 million dollar brand growing nicely, combined with Suiza single serve line products make us a very, very large single serve beverage company.

               We are going to have a wonderful set of opportunities here to invest in significant brands where we have a large presence and competitive advantage. We believe that will be an opportunity to create a tremendous amount of value for our shareholders going forward.

               Finally, this company brings together two management teams that bring a tremendous amount of experience in these respected areas. Plus we have I believe a team that a very proven track record with respect to acquisition, integration and delivery to our shareholders. We are excited about this combination. We think it's going to give us a great opportunity to build shareholder value going forward.

               And let me talk a little bit about the details of creating shareholder value. First of all, with respect to the economic impact, financial impact of this transaction. We expect this transaction to be 5 to 10% accretive to earnings per share on a cash earnings per share basis in the first full year of operation. And cash earnings per share assumes that the new FASB pronouncement on business combinations moves forward at the end of the second quarter of this year.

               On a GAAP basis as it is presently constituted we believe the transaction will be neutral to earnings per share in the first year and accretive thereafter. We expect to realize 60 million dollars in synergies during our first full year of the combination and those synergies will come from areas across our business systems. So, in areas of manufacturing and distribution we'll find synergies, purchasing, corporate overhead. And the other areas where one would expect to find synergies, sales forces, sales performance, and the ability to invest behind to drive our brand.

               By the end of the third year of this transaction we expect the annual run rate of synergies to be in the order of 120 million dollars which again will create significant accretion on both GAAP and past earnings per share basis. This company will be a significant cash flow generator. We expect over the next five years to generate in excess of 1.5 billion dollars in pre-cash flow before debt service in this transaction, which will allow us to rapidly delever our balance sheet, which in turn should drive accelerating earnings growth, particularly when you consider that deleveraging in light of what we believe will be significant top line growth. Growth in earnings by virtue of improving our operations and extending our brands.

               We will have significant opportunities in this combination to improve our asset utilization and increase operating efficiency. We are going to find opportunities to rationalize our manufacturing system to more effectively utilize our distribution system. And to more effectively allocate and utilize our corporate overhead resources as we grow this business.

               We will have the opportunity to invest more capital against larger, more attractive opportunities on the value added side of the business. And we will do that as we move forward, particularly when you consider the relatively large brand that we have that are growing where we have opportunities to continue to extend those brands and invest against them for future profitable growth.

               Finally, I think our shareholders will benefit from a company with expanded market capitalization, greater liquidity. And we hope that over time we'll attract a larger shareholder base as Suiza grows in market cap, trading liquidity and stock. There are regulatory considerations to be addressed in this transaction. And our approach has been to address them right up front.

               First of all, we will immediately file our Hart Scott Redino notice with the Justice Department to get a regulatory review of this transaction moving, and moving quickly. Secondly, we plan to meet today with the Department of Justice to discuss with them the merger and our plans for divestiture of overlapping operations in order to expedite their review and consideration of this transaction. We have addressed we believe the critical regulatory issues up-front and we have addressed them structurally. We have agreed, as I mentioned earlier to acquire DFA's interest in our dairy group facilities for the exchange of six plants in overlapping areas and approximately 165 million dollars in cash.

               DFA as most of you know is the largest farmer dairy cooperative in the United States and has approximately 7 billion dollars in sales. It is an investment grade credit rated company with a long history in all aspects of the dairy business. And we believe they will be a formidable operator and competitor with Suiza and we believe that their intent is to build a large dairy company starting with the assets that we'll divest them in the context of this transaction.

               Finally, it's important to remember that the dairy industry remains very highly fragmented. There are well in excess of 200 food processors in the United States today. Competition in this business is primarily at the local and perhaps somewhat at the regional level. And that competitive set on the local and the regional level will remain vigorous with significant amounts of competition with the new Dean Food company in every market in which we operate.

               I would now like to take the opportunity to talk a little bit about the new Dean Food company and invite Howard Dean to come up and join me and talk about some of the great assets and opportunities of the company as well.

               First of all, what are our strategies to continuing to grow the business? For those of you that have followed Suiza and Dean closely you know that the category that we operate in primarily the food business is dominated by private label products sold by our primary customers. And by virtue of that we have focused on customer service as a core competency and a core strategy in building our businesses.

               These customers care deeply about their brands. They care about their brands being available for their customers in the stores. They care about the quality of those brands. And we have found over time that if we take care of those issues we have a satisfied customer base that we have been able to grow over time. And we will never lose our focus with respect to those issues as we move forward with the new Dean Foods company.

               We have also found that as the grocery retail segment has consolidated and the food service segment has consolidated there is demand for simplified supply chain providers in the dairy category from our customers. So, our national customers enjoy the benefits of having a supplier that matches up with them nationally. And this transaction will further enhance our ability to do so.

               We find the same thing being true on the food service side of this business. And we think it will be a critical asset for our company moving forward to be able to service our customers wherever they operate their business. We will also have as I mentioned before the opportunity to take cost out of this business as we move forward. And that will benefit not only our shareholder, but we believe our consumers and our customers ultimately.

               We will have greater resource and greater opportunities to invest against innovative new products whether it be new product development, packaging, a new processing technologies or as we have in the past and Dean has in the past we believe we'll have great opportunities to enter into partnerships with other companies who either own brands that have products that are extendable into this area or as we find branded companies that have an interest in participating in this category with new brands and new products.

               In that light Dean has a tremendous relationship with Nestle Company. We have a great relationship with people like Hershey's, Proctor and Gamble, with respect to product partnerships. We think we'll have great opportunities going forward as we take advantage of the leverage we have in our manufacturing and distribution systems to capture the benefits of other partnerships in that area going forward.

               We do have a number of very big brands as I have mentioned. We are going to focus our branded development against those branded categories in which we have strategic advantage and the opportunity to create value. And I mentioned some of those brands before, International Delight, Horizon, Sun Soy, Silk on the soy milk brand side of things. Also, in the refrigerated salad dressing category with Marie's we think we have a great position and opportunity there. And of course, the Dean line of dips and single serve dip products where Dean occupies a leading position in the category, and has great opportunities to further develop their business.

               Let me give you a few key statistics with respect to the company. On a pro forma basis for the disposition to DFA we'll have approximately nine and a half billion dollars in revenue. These are based on 2000 historical numbers. So, somewhat less than the numbers we are going to be talking about going forward, but nonetheless I think instructive of the company. Almost 900 million dollars in historical EBDA synergies. We'll operate a combined 137 plants, over 6000 direct to store delivery routes across the country, and an excess of 30,000 combined employees.

               In terms of our corporate structure, where each of these two companies exist today as you know, DFA owns 33.8% of our food dairy group. We own 100% of our Morningstar value added products business. And then we have international operations, a wholly owned operation in

Puerto Rico, 75% majority owned operation in Spain, and we own a minority interest in Consolidated Container which is a large plastic bottle manufacturing company.

               Dean is organized in a somewhat similar way. They own, of course, 100% of their food and milk operations. Their national refrigerated products with traditional portfolio of Dean brands is a wholly owned and they have a new 50% joint venture with Land O'Lakes for a value added dairy products. And they own 38% of White Way which is Silk brands. Plus 100% of their specialties food group which are pickles, powders, sauces and puddings.

               In terms of the new corporate structure, again, by taking a DFA out of the Suiza dairy group the new Dean Foods will own 100% of it's fluid dairy operations, which I believe will simplify our operations and our financing. We'll own 100% of Morningstar including our existing slate of value added products and brands, as well as Dean's, although the Land O'Lakes joint venture and the minority investment in White Way will remain for the time being.

               We'll own 100% of the speciality foods group which again includes pickles, powders, sauces and puddings. And we'll continue to own the international and minority interest operations as part of Suiza. Within this structure we believe we have a wonderful group of managers, and extremely talented management team. The dairy group will continue to be run by Pete Shenkles, who runs the Suiza dairy group. Reporting to him will be an outstanding group of operators in the fluid dairy area including Rick Fare who runs our Southeast operations. Eric Blanchard who runs the Dean dairy operations. Rick Beamon who runs our southwest operations. And Alan Burnun who operates our fluid milk operations in the northeastern Unites States.

               Ben Grafender will continue to run the Morningstar business and will have added to his portfolio the Dean value added businesses out of the national refrigerator products group. And Jim Breisinger who currently runs the specialty group for Dean will continue to run that operation and all of those gentlemen report to the CEO of the business.

               Now, let me just turn and give you an overview of what businesses we have netted within the new company. And what the relative sizes are, which I think is an important aspect of understanding the benefits of this transaction and the value that I believe is embedded in this company as we start to merge, as we move forward and close this transaction in the third quarter of this year.

               First of all, we'll have approximately a 5.5 billion dollar fresh milk and cream business. Again, that business is a DFD based business. It will be national in terms of its geographic scope. Its mission is to sell milk products under our very strong regional brand and the private label brand for our customers, and to provide those customers with great quality products, great service day in and day out.

               We will have in the Morningstar complex of properties a 1.1 billion dollar value added dairy products company. This company, I believe, has a tremendous amount of value on a stand alone basis. Has a wonderful margins structure. It has some very rapidly growing brands embedded in this category that I believe will have the opportunity to continue to grow in a material way over the foreseeable future. So, we believe that the
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                                                                               8


Morningstar operation will be a very, very powerful platform for growth for our business and for creating value for the new Dean Foods going forward.

               We will also have and I think this may come as a surprise to some people an almost 1 billion dollar ice cream business vetted in the new Dean Foods. That ice cream business will built around some very, very strong regional ice cream brands. And those include the Dean brand in the upper Midwest, a Mayfield brand which is a wonderful ice cream brand throughout the southeastern United States, the Pet brand of ice cream, which again is a wonderful ice cream brand throughout the southeastern United States. A Meta Gold brand in the western United States and then a very, very strong complementary based private label manufacturing for people of the likes of Baskin Robbins and many of our large retail customers.

               Now, we believe that as the ice cream business comes to be better understood by Wall Street and we will endeavor to make the ice cream business more transparent for you as we move forward, that the investment community will realize the value of this aspect of our business as we continue to grow it and grow it in profitability.

               In addition to those very large businesses we'll have a 600 million dollar culture products business which will make us I believe one of the largest culture product companies in the United States. That would consist of cottage cheese, sour cream and yogurt operations. We will, of course, have a very large pickle business, which is the Dean pickle business, which has approximately an 85% share of the private label pickle market and some wonderful regional brands. And then the other value added aspects of the speciality business, the powders, sauces and puddings business.

               So, all in all I think you are going to have a diversified portfolio of food products and an absolute wonderful platform for growth in each aspect of our business. With that I would like to invite Howard to come up and talk about where we operate in the dairy case, some of the exciting opportunities we have in our business going forward.

               Howard?

               MR. DEAN: You can tell that Greg's enthused about the merger as well as I am. I think it's a great opportunity for Dean Foods to realize that in the consolidation to get some of the synergies that Greg talked about there will be some dislocation of Dean's, but when you get outside of maybe our Franklin Park area, that should not happen. In fact, I think and I'll talk about it in a minute the strength we have in our Rockford Technical Centers, going to serve all of us at Dean and Suiza very well, because we can now really concentrate on developing a lot of new products, and also do a better job of marketing.

               This first chart you see here we are talking about serving the entire dairy case and beyond it is very interesting in that you see that we have private label in almost all of our products in a lot of brands. And I'll cover the brands in just a minute. But we do have a very strong branded company. The regional brands in Suiza and ourselves, that have to [inaudible] for many years. That as we make these acquisitions and we acquire a good strong regional brand we keep the regional brand and we don't try to go national, especially in fluid milk.

                  Ice cream and a few other product lines like Dips for One and others, Marie salad dressings we can go national, but fluid milk products I think we are going to be a regional business as we have in the past and a very strong regional.

               What I want to do this morning just briefly is talk a little bit about our products. Talk about the geographical reach we will now have by combining the two companies. Talk a little bit about brands which Greg mentioned before, the strength of our regional brands. And probably the most important thing is what this merger will do to us as the dairy company and the dairy industry competing against other beverages. And that's the key point in pointing us together is how do we compete against the soft drink companies and the other companies that are putting out nutritional drinks, PowerAde and all the rest of them. And I think you'll find that by us combining we are going to do very well when it comes to competing and taking market share from those national beverages.

               This gives you a look at some of the new products that Suiza has developed over the years, and some of the ones that we have and there are a lot more than just what's up here. But you can see over in the Dean side we have the pourable salad dressings which came out this year, Dips for One which came out about a year ago right now, doing very well. The little Chug that we started about six, seven years ago and that's doing very well. And then the Silk product that we have the ownership in that. Greg talked about that, and we have the option to buy 100% of the company and not too far out.

               So, we are very excited about where we are going to go with all these products. Besides these we are in the process of developing other new products as we have over the years. And I think Suiza is doing the same thing. You can see that Suiza has the kids milk. They are also in the soy milk business with Sun Soy, and International Life which has been very successful for many, many years.

               With these new products it really gives us an opportunity to do two things. First, it gives us an opportunity to really utilize our Rockford Technical Center in Rockford, Illinois, where we have a number of research and development people, and quality control people, environmental people.

               And also, it will help us with new products to expand or distribution throughout the US, add new accounts, and really which we haven't talked much about, get us into new channels of distribution. Many machines and other outlets that the industry hasn't been in big time for quite awhile. And also it will allow us to do products that better utilize our marketing response going forward.

               This is the Dean plants, the Dean manufacturing plants. And I have another slide that will, I'll turn to in just a second that shows you. They are backwards I think. Another slide that shows you the Suiza plants and it's a nice overlay. If you could put on top of each other you'll find very few areas of the US where we overlay each other. And I think this is going to be a real advantage to us going forward, because first we are going to be able to serve our accounts much better. Our big account have one or maybe two people serving them and I think this is really going to allow us to service those big accounts.

               Also, it's going to allow us to better utilize our assets. We have a lot of technology in ESL and ISL, their immediate shelf life, and shelf life products. I think by combining the two operations that we can move some products around and do a very good job of better utilizing our assets. And as Greg mentioned it will also help us reduce our cost.

               This is a picture of the Suiza plants. You can see that they have plants outside the US where we, down in Puerto Rico and Spain. The only thing we have outside the US as many of you know is the EBI Limited company over in outside of London that makes products for McDonald's.

               This gives you a pretty good idea. All of our regional dairy brands now, we have other brands when it comes to pickles and our non dairy coffee creamer and our aseptic products, or pudding products, cheese products. They are not on. This is strictly dairy brands. You can see the number of good solid dairy brands that we have around the country. And we want to utilize these brands going forward. I don't think there is another company in the US that has so many strong regional brands in the dairy business. Fluid milk dairy business is still a regional business. It's not like ice cream. It's not like dips. It's not like pourable dressings. It's a business that you can ship maybe 200, 250 miles and that is where the brand strength is in that geographical area that these various brands represent.

               This gives you a pretty good overview of where those brands are in the United States and what kind of coverage we have. You look at the map you can see that the few white areas on the map are the ones where we don't cover the area with one of our brands. These brands are going to give us a better ability to compete with the large beverage companies. All the brands are really quite strong. All the brands that haven't been strong between Suiza and our self we have eliminated them over the years. But these are strong viable brands.

               And it really will allow us to do promotions better and spend our promotion money better than we have in the past by utilizing our regional brand strength in the dairy operations.

               I might mention one thing as I started off a few comments here was that our big goal, or our goal in getting us together is to be able to compete better against the large beverage companies. We are going to do it with new products. We are going to do it with a new processing technology and some of that technology, as many of you know, have caused us some problems over the last year and a half in getting those plants running the way they should. But we have the technology there and I think combining with Suiza we'll really be able to utilize that technology.

               Better DSD coverage. That's direct store delivery. I don't think there will be a better company in the United States that can do direct store delivery of refrigerated products than we will. No one will touch us. And so we should be able to, because of that system we should be able to work all kinds of new products into that system as we go forward.

               We also as Suiza does we also have excellent relations with our major accounts. This is very key going forward because the major accounts are getting more major. They are getting bigger. They are consolidating, growing. And I think between the two of us we have outstanding relations with all the major accounts that would use dairy products or any of our products, but specifically dairy when it comes to the retail or food service.

               We really look forward to working with Greg and his management team down in Dallas. I think it's an exciting time for Dean
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Foods. We have been in the business for 75 years. The two companies you can see from the maps and including the location of plants and also location of brands fit very well together. I think the management teams are going to fit well together. We look forward to working with Greg in the future.

               Barry?

               MR. FROMBERG: Thanks, Howard, and good morning everyone. Let me spend a few minutes telling you about the capital structure for this exciting transaction. And how we plan to [inaudible] first looking at our sources and uses of funds for the deal. The deal with financed primarily with senior debt and Suiza stock. We have a 2.6 billion dollar senior credit commitment from our existing lead banks, Bank One and First Union. That will consist of 600 million dollar revolving credit facility, term A facility as well as the term B facility with institutional lenders.

               In addition, we plan on arranging a new accounts receivable facility of up to 450 million dollars. So, you see on the slide 2.55 billion dollars in financing including the receivable facility. That should leave us between 400 to 500 million dollars availability under our new revolver to fund the future growth of the business.

               We have met with S&P and Moody's to review the new transaction. We expect to receive an affirmation of our double B plus rating under Standard & Poors. And we are continuing to work with Moody's as they finalize their rating.

               The Suiza stock number that you see here is simply the numbers of shares that we are issuing, .429 shares of Suiza stock for every Dean share. At yesterday's close $46.44. On the uses side, the total purchase for Dean equity includes the $21 per share in cash, and the Suiza stock that we are issuing. We are going to refinance our existing debt which consists of our current credit line at the dairy group level, as well as our current 150 million dollar receivable facility. And then Dean's commercial paper program.

               You see here the buy out of DFA's interest in our dairy group at 165 million dollars. And then other fees and expenses of the transaction including one time cost associated with the synergies and deal cost of 155 million dollars.

               Looking at the right hand side of the balance sheet we expect the closing in addition to the new bank debt that I just talked about, we are going to be assuming and remain intact 700 million dollars of senior notes that were issued by Dean Foods, as well as about 150 million dollars in other bank debt principally support subsidiary debt for Suiza and Dean. So, our total debt at closing is expected to be about 3.4 billion dollars. Our types issue will remain outstanding and unchanged. And then our pro forma equity of about 1 billion 350 million dollars.

               Total leverage at closing is expected to be about 3.8 times [inaudible] higher obviously than our leverage today. But as I mentioned earlier, we have presented this new structure to both Moody's and S&P. And we do expect S&P to reaffirm our current double B plus rating.

               Looking a little more at the combined income statement which again as Greg mentioned in his comments, these numbers that we are presenting are sales and actual results adjusted for the transaction. Suiza's
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numbers are for the calendar year 2000. Dean's numbers are for the trailing 12 months ended February 2001. We have adjusted those numbers for the expected divestitures of the six plants. And we have also adjusted these numbers for the 60 million dollars in securities and the purchase accounting adjustment depreciation.

               So, that if the deal close at the beginning of 2000 we would have generated 9.5 billion dollars in sales. Just under 900 million dollars in EBDA with the margin of 9.2%. And about 600 million dollars in operating income with a margin of 6.3%.

               Now, obviously going forward these numbers should be higher than what we are presenting here, but we wanted to show what sales would have looked like if the deal would have closed at the beginning of the year. And with that let me turn the presentation back to Greg for summary and Q&A.

               Thank you.

               MR. ENGLES: Thank you, Barry, and thank you, Howard. Let me just quickly wrap up and summarize the transaction for you. And then we'll open it up for questions. First of all, we expect this transaction to be a 5 to 10% accretive to the first year cash earnings per share based on the adoption of the new business combination method as proposed by FASB. We also believe that it will be neutral to earnings per share on a current GAAP basis. This transaction as we have described both Howard and I have described creates great opportunities for growing both the top and the bottom line. I think gives a scale into important businesses outside of the food milk business being a value added products business, and the ice cream business. We are very excited about those opportunities.

               There are significant opportunities to do things better in the combined company than we have been able to do separately. Those will lead to 60 million dollars in synergies in the first full year following the closing of this transaction and an annual synergy run rate at the end of the third year of approximately 120 million dollars. Over the next five years we'll generate in excess of 1.5 billion dollars in free cash flow available for debt service. We'll significantly deliver our balance sheet. That combined with our top line growth and our increasing emphasis in delivery of synergies we believe will lead to significantly accelerated earnings growth over that period of time.

               And the result of this transaction is at the end of the day a very well capitalized company that generates a lot of cash flow, has some wonderful opportunities, not only do things more efficiently, but also to grow the top line of the business. Puts us in a fabulous position or categories with a great opportunity to continue to generate value for our shareholders and customers, our employees, our consumers.

               We are pleased that you came. And we would now like to open it up for questions.